UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

888314101

(CUSIP Number)

Lauren Farrell
Chief Financial Officer
Apple Tree Partners
230 Park Avenue, Suite 2800
New York, NY 10169 USA
1.212.468.5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 888314101	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,754,546 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,754,546 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,546 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.75%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 888314101	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Braeburn Pharmaceuticals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,754,546 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,754,546 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,546 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.75%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888314101	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATP III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,754,546 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,754,546 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,546 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.75%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888314101	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Seth L. Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,754,546 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,754,546 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,546 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.75%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 888314101	13D	Page 6 of 9 Pages

Schedule 13D

Item 1.            Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the Schedule 13D originally filed on November 15, 2013 relating to the Common Stock, $0.001 par value (the “Common Stock”) of Titan Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080.

Certain terms used but not defined in this Amendment No. 1 shall have the meanings assigned thereto in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.            Identity and Background.

This statement is being filed by Apple Tree Partners IV, L.P. (“ATP IV”), Braeburn Pharmaceuticals, Inc. (“Braeburn”), ATP III GP, Ltd. (“ATP GP”) and Seth L. Harrison (“Harrison” and, together with ATP IV, Braeburn and ATP GP, the “Reporting Persons”).    Braeburn is controlled by ATP IV.  ATP GP is the sole general partner of ATP IV. Harrison is the sole owner and director of ATP GP and a director of Braeburn.

The principal business of ATP IV is to make, hold and dispose of equity and equity-related investments.  The principal business of Braeburn is the development and marketing of pharmaceuticals.  The principal business of ATP GP is to act as the sole general partner of ATP and certain other investment entities. The principal business of Harrison is to manage the other Reporting Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ATP IV is a Cayman Islands exempted limited partnership.  Braeburn is a Delaware corporation.  ATP GP is a Cayman Islands exempted company. Harrison is a citizen of the United States.

Item 5.            Interest in Securities of the Issuer.

(a)
Braeburn is the record owner of 1,136,364 of Common Stock (the “Braeburn Shares”) and ATP IV is the record owner of 618,182 of Common Stock (the “ATP Shares” and together with the Braeburn Shares, the “Shares”). ATP IV may be deemed to own beneficially the Braeburn Shares as an entity that controls Braeburn.  As the sole general partner of ATP IV, ATP GP may be deemed to own beneficially the Shares.  As the sole owner and director of ATP GP, Harrison may be deemed to own beneficially the Shares.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet, which percentage is calculated based on 20,059,656 shares of Common Stock issued and outstanding on November 10, 2015, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission on November 16, 2015.  Each of the Reporting Persons, except Braeburn with respect to the Braeburn Shares and ATP IV with respect to the ATP Shares, disclaims beneficial ownership of the Shares, except to the extent of their pecuniary interest therein, if any.  By virtue of Braeburn’s affiliation with ATP IV, by virtue of each being controlled by Harrison, each of Braeburn and ATP IV may be deemed to share the power to direct the disposition and vote of the Shares.

CUSIP No. 888314101	13D	Page 7 of 9 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in clause (i) of Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.            Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 888314101	13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     February 12, 2016

Braeburn Pharmaceuticals, Inc.

By: /s/ Marshall Woodworth
       Marshall Woodworth
       Chief Financial Officer

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

ATP III GP, Ltd.

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

/s/ Seth L. Harrison
Seth L. Harrison

CUSIP No. 888314101	13D	Page 9 of 9 Pages

EXHIBIT 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Titan Pharmaceuticals, Inc.

Date:       February 12, 2016

Braeburn Pharmaceuticals, Inc.

By: /s/ Marshall Woodworth
       Marshall Woodworth
       Chief Financial Officer

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

ATP III GP, Ltd.

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

/s/ Seth L. Harrison
Seth L. Harrison